Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

September 8, 2011

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


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Re: The Advisors' Inner Circle Fund (File Nos. 03342484 and 81106400) (the
    "Registrant"); PostEffective Amendment No. 134 to the Registrant's Registration
    Statement on Form N1A ("Amendment No. 134")
    -----------------------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to COMMENTs on Amendment No. 134, which you provided in a telephonic discussion with Abby Bertumen and me on Friday, April 8, 2011. Amendment No. 134 was
filed with the Securities and Exchange Commission (the "Commission") on February 11, 2011
pursuant to Rule 485(a)(1) under the Securities Act of 1933 on Form N1A for the Loomis
Sayles Full Discretion Institutional Securitized Fund (the "Fund").

Summaries of the Staff's COMMENTs and our RESPONSEs thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in
Amendment No. 134.

Prospectus

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1.  COMMENT:              Please consider adding the word "Assets" to the Fund's name as follows:
    Loomis Sayles Full Discretion Institutional Securitized Assets Fund.

    RESPONSE:             This revision has not been made. The Adviser manages a separate series of another trust with the name "Securitized Asset Fund" and would like to avoid investor confusion between the Fund and the Securitized Asset Fund.

2.  COMMENT:              Please delete the second sentence of footnote 2 to the fee table.

    RESPONSE:             The disclosure has been deleted, as requested.





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Dominic Minore, Esq.
September 8, 2011
Page 2





3.     COMMENT:      Please confirm that, to the extent the Fund expects to incur "interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, and extraordinary expenses"
       during the first year of operation, such expenses will be reflected in "Total Annual Fund
       Operating Expenses after Fee Reductions and/or Expense Reimbursements" in the fee
       table.

       RESPONSE:     The Adviser confirms that, to the extent such expenses are expected to be incurred, such expenses would be reflected in the fee table. The Fund does not expect to incur such expenses during its first year of operation.

4.     COMMENT:      Please confirm that the Adviser will not have the ability to recapture fees waived.

       RESPONSE:     The Adviser confirms that it will have the ability to recapture fees waived.
       Appropriate disclosure has been added to the Prospectus and the SAI.

5.     COMMENT:      Please confirm that the contractual expense limitation agreement will be for a period of at least one year from the date of the prospectus, as required by Form N
       1A to include the disclosure in footnote 3.

       RESPONSE:     The Adviser confirms that the contractual expense limitation agreement will be for a period of at least one year from the date of the prospectus. The initial term of the contractual expense limitation agreement will be effective until October 31, 2012.\

6.     COMMENT:      Please confirm that the three year Example number is correct.

       RESPONSE:     The three year Example number has been revised.

7.     COMMENT:      In the "Principal Investment Strategies" section, please explain the term
       "Full Discretion," as used in the Fund's name.

       RESPONSE:     The following sentence has been added to the beginning of the third to the last paragraph in the "Principal Investment Strategies:"

       The Adviser has full discretion in determining which investments to make and pursues a strategy of investing in securitized assets unconstrained with respect to sectors and ratings.

8.     COMMENT:      Please revise the first sentence of the "Principal Investment Strategies"
       section to remove the term "such as" (appears twice in sentence) and state each type of securitized asset and related instruments that are used as part of the Fund's principal strategy.

       Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings made for investment purposes) in securitized assets, such as mortgagebacked and other assetbacked securities, and related instruments, such as creditlinked notes and structured notes that provide market exposures similar to the securitized assets in which the Fund may invest.




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Dominic Minore, Esq.
September 8, 2011
Page 3




    RESPONSE:    The sentence has been replaced with the following:

    Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings made for investment purposes) in mortgagebacked and other assetbacked securities.

9.  COMMENT:     With respect to the first sentence of the "Principal Investment Strategies"
    section, please confirm if the "related instruments" discussed are used to satisfy the
    Fund's Rule 35d1 80% test. If so, please state that the related instruments are "the economic equivalent of securitized assets."

    RESPONSE:    The Adviser has confirmed that the "related instruments" discussed in the
    "Principal Investment Strategies" will not be used to satisfy the Fund's Rule 35d1 80%
    test.

10. COMMENT:     In the "Principal Investment Strategies" section, please confirm if the securities listed in the sentence below are used to satisfy the Fund's Rule 35d1 80% test.
    If so, please revise the disclosure to clarify this point.

    Up to 20% of the Fund's assets may be invested in CMOs in which investors will receive all of the interest on a pool of underlying assets ("Interest Only") or will receive only the principal ("Principal Only").

    RESPONSE:    This disclosure has been deleted from the "Principal Investment
    Strategies."

11. COMMENT:     With respect to the third sentence of the second paragraph of the
    "Principal Investment Strategies" section, please confirm if the securities discussed are used to satisfy the Fund's Rule 35d1 80% test. If so, please state that these securities are
    "the economic equivalent of securitized assets."

    Fund assets that are not invested in mortgagebacked or other asset backed securities may be invested in other types of debt obligations issued by government or nongovernmental issuers and debt and equity instruments that are related to securitized assets.

    RESPONSE:    This disclosure has been deleted from the "Principal Investment
    Strategies."

12. COMMENT:     In the fifth paragraph of the "Principal Investment Strategies" section, please disclose how the Fund determines its average portfolio quality. For example, state that the Fund uses a dollar weighted average.

    RESPONSE:    The Adviser has confirmed that the Fund will use a dollar weighted average in determining portfolio quality. Accordingly, the first sentence of the fifth paragraph has been replaced with the following:




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Dominic Minore, Esq.
September 8, 2011
Page 4

                  The Fund may invest without limit in securities of any credit quality, including securities that are rated below investment grade ("high yield" or
                  "junk" bonds) and those in default, but seeks to maintain a minimum dollar weighted average portfolio quality equivalent to B or higher as determined at the time of purchase.


13. COMMENT:   In the "Principal Investment Strategies" section, please disclose the maximum percentage of Fund assets that may be invested in junk bonds.

    RESPONSE:  The first sentence of the fifth paragraph has been replaced with the following:

    The Fund may invest without limit in securities of any credit quality, including securities that are rated below investment grade ("high yield" or "junk" bonds) and those in default, but seeks to maintain a minimum dollar weighted average portfolio quality equivalent to B or higher as determined at the time of purchase.

14. COMMENT:   In the fifth paragraph of the "Principal Investment Strategies" section, please describe what is meant by a B credit rating. Consider using disclosure from
    Appendix A  Ratings.

    The Fund may invest in securities of any credit quality, including securities that are rated below investment grade ("high yield" or "junk" bonds) and those in default, but seeks to maintain a minimum average portfolio quality of B or higher as determined at the time of purchase.

    RESPONSE: The following has been added after the above sentence:

                  The Fund uses the highest rating assigned by Standard & Poor's Rating Services,
                  Moody's Investors Service, Inc. or Fitch, Inc. If none of those ratings agencies assign ratings to a particular security or issuer, the Fund uses the highest rating assigned by any other nationally recognized statistical rating organization ("NRSRO").



15. COMMENT:  Please replace the first sentence of the last paragraph of the "Principal
    Investment Strategies" section with the following:

    The Fund is nondiversified and may hold a relatively small number of securities issued by a limited number of issuers.

    RESPONSE: The requested revision has been made.

16. COMMENT:  Please disclose the Fund's expected duration in the Interest Rate Risk discussion in the "Principal Risks" section.

    RESPONSE: The discussion of duration has been deleted from Interest Rate Risk.




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Dominic Minore, Esq.
September 8, 2011
Page 5




17.    COMMENT:   Please disclose the Fund's expected weighted average maturity in the
       Interest Rate Risk discussion in the "Principal Risks" section.

       RESPONSE:  The discussion of weighted average maturity has been deleted from
       Interest Rate Risk.

18.    COMMENT:   In the Rating Agencies Risk discussion in the "Principal Risks" section, please: (a) disclose conflicts of interest related to agencies (i.e., that agency is paid by issuer to provide rating); (b) disclose that there is a time lag between event that causes a rating downgrade and the rating downgrade; and (c) move or delete the last sentence, as it appears to mitigate disclosure.

       RESPONSE:  The discussion of Rating Agencies Risk has been replaced with the follows:

                Ratings are not an absolute standard of quality, but rather general indicators that reflect only the view of the originating rating agencies from which an explanation of the significance of such ratings may be obtained. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely if, in the judgment of the agency establishing the rating, circumstances so warrant. A downward revision or withdrawal of such ratings, or either of them, may have an effect on the liquidity or market price of the securities in which the Fund invests. The ratings of securitized assets may not adequately reflect the credit risk of those assets due to their structure. Rating agencies may fail to make timely changes in credit ratings and an issuer's current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

19.    COMMENT:   In the MortgageBacked and AssetBacked Securities Risk discussion in the "Principal Risks" section, please: (a) add disclosure regarding the possibility of the value of the underlying asset being insufficient to cover the note; and (b) create a separate risk for collateralized mortgage obligations that includes interestonly and principal only included in the Stripped MortgageBacked Securities discussion in the SAI.

       RESPONSE:  Disclosure related to the securities in (b) has been deleted from the
       Prospectus. The following sentence has been added to the end of MortgageBacked and
       AssetBacked Securities Risk discussion:

       There is also a risk that the value of the underlying asset (e.g., a home) securing an obligation may not be sufficient to cover the amount of the obligation.

20.    COMMENT:   Please create a new risk for the last two sentences of the U.S. Government
       Securities Risk discussion in the "Principal Risks" section, as these securities are not backed by the full faith and credit of the U.S. Government. Please see letter from Paul F.



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Dominic Minore, Esq.
September 8, 2011
Page 6

         Roye, Director of the Division of Investment Management, to the Investment
         Company Institute.(1)


         RESPONSE: The last two sentences have been deleted from the U.S. Government Securities
         Risk discussion and the following risk has been added:

         Agency Securities Risk. Certain obligations issued by U.S. government sponsored agencies are backed solely by that agency's own resources.  As a result, investments in securities issued by the government sponsored agencies that are not backed by the U.S. Treasury are subject to higher credit risk than those that are.


21. COMMENT:  Please replace the last sentence of the Portfolio Turnover Risk discussion in the "Principal Risks" section with the following:

    Shareholders may pay tax more frequently on capital gains and will indirectly incur additional expenses related to a fund with a higher portfolio turnover.

    RESPONSE: The requested revisions have been made.

22. COMMENT:  Please confirm in the RESPONSE letter that the Fund will supplement its registration statement if it concentrates its assets in mortgage backed securities, the underlying property of which is the same state.

    RESPONSE: The following risk has been added to the "Principal Risks" section:

                  StateSpecific Risk.  The Fund may invest more than 25% of its assets in mortgagebacked securities with underlying properties in a single state, such as California, Florida, Nevada, Arizona, New York, Texas and Illinois,
                  including states that may have experienced significant declines in property values in recent years. When the Fund invests in this manner, it is subject to the risk that the economy of the states in which it invests, and the value of properties within the states, may decline. Investing significantly in securities the values of which are economically tied to a single state means that the Fund is more exposed to negative political or economic events affecting that state than a fund that invests more widely.

23. COMMENT:  Please include contact information (e.g., telephone number and/or mailing address) for redeeming shares in the "Purchase and Sale of Fund Shares" section.

    RESPONSE: The last sentence of the "Purchase and Sale of Fund Shares" section has been replaced with the following:

---------------------------------------
(1) http://www.sec.gov/divisions/investment/guidance/tyle101703.htm



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Dominic Minore, Esq.
September 8, 2011
Page 7

                  Shares of the Fund are offered exclusively to institutional advisory clients of the Adviser or its affiliates. Shares normally can be redeemed only by contacting your client service manager or calling 6173469760.

24. COMMENT:    In the "More Information about Risk" section, please note if each risk listed is a "principal" or "nonprincipal" risk.

    RESPONSE:   As such disclosure is not required, we have not made the requested change.

25. COMMENT:    Please add the term "junk" to the caption and to the first sentence of "High
    Yield Bond Risk" under "More Information about Risk."

    RESPONSE:   The requested revisions have been made.

26. COMMENT:    Please include disclosure pursuant to Item 9 of Form N1A in the prospectus.

    RESPONSE:   General Instruction 3(a) to Form N1A states that "[i]nformation that is included in RESPONSE to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, we have included information related to the
    Fund's principal investment strategies and risks in RESPONSE to Items 4(a) and 4(b) of
    Form N1A, and therefore, consistent with Form N1A instructions, we have not repeated the information in RESPONSE to Item 9.

27. COMMENT:    Please replace the first sentence of the third paragraph of the "More
    Information about the Fund's Objective and Investments" section with the following:

    This prospectus describes the Fund's principal investment strategies and principal risks, and the Fund will normally invest in the types of securities and other investments described in this prospectus.

    RESPONSE:   The requested revision has been made.

SAI

1.      COMMENT:    Please confirm if investment in credit linked notes is a principal investment strategy of the Fund. If so, please move the last sentence of the Credit Linked
        Notes discussion in the SAI to the prospectus.

        RESPONSE:   The Adviser has confirmed that investment in credit linked notes is not a principal investment strategy of the Fund.

2.      COMMENT:    In the Repurchase Agreements discussion in the SAI, please indicate the maximum percentage, if any, of the Fund's assets which may be invested in repurchase agreements that mature within seven days.




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Dominic Minore, Esq.
September 8, 2011
Page 8

         RESPONSE: The following sentence has been added to the Repurchase Agreements discussion:

                  The Fund will not invest more than 33 1/3% of its assets in repurchase agreements.

3.       COMMENT: In the Reverse Repurchase Agreements discussion in the SAI, please state that the Fund will not invest more than onethird (33 1/3%) of its assets in reverse repurchase agreements, as reverse repurchase agreements are considered borrowings.

         RESPONSE: The requested revision has been made.

4.       COMMENT:  Please confirm if the Fund will engage in securities lending. If so, please add appropriate disclosure.

         RESPONSE: The Adviser has confirmed that the Fund will not engage in securities lending.

5.       COMMENT:  Please add a nonfundamental policy of the Fund to not purchase securities while the Fund has outstanding borrowings that exceed more than 5% of its assets or, alternatively, add risk disclosure to the prospectus or SAI regarding the use of leverage.

         RESPONSE: The following nonfundamental policy has been added:

                      The Fund may not borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that investment strategies which either obligate the Fund to purchase securities or require the Fund to cover a position by segregating assets or entering into an offsetting position shall not be subject to this limitation. To the extent that its borrowings exceed
                      5% of its assets: (i) all borrowings will be repaid before the Fund makes additional investments; and (ii) asset coverage of at least 300% is required.

6.       COMMENT:  In the discussion of borrowing following the Fund's NonFundamental
         Policies, please confirm that the Fund will not pledge, hypothecate or mortgage more than 33 (1)3 % of its total assets.

         RESPONSE: The following sentence has been added to the discussion of borrowing following the Fund's NonFundamental Policies:

         The Fund will not pledge, hypothecate or mortgage more than 33 1/3% of its total assets.

7.       COMMENT:  With respect to the discussion of "Concentration" under the heading
         "NonFundamental Policies," please explain supplementally why privately issued




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Dominic Minore, Esq.
September 8, 2011
Page 9

         mortgagebacked securities, or any assetbacked securities, are not considered to be the securities of issuers in a particular industry or group of industries.

         RESPONSE: In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other.(2) As discussed below, the Fund believes that its policy of treating mortgagebacked and other assetbacked securities as not being part of any industry is reasonable.

         The Fund believes that the economic characteristics of mortgagebacked securities and assetbacked securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as belonging to any industry. For instance, mortgagebacked securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multifamily properties as well as commercial properties, and mortgages from different regions, each of which has very different economic risk characteristics. Similarly, other assetbacked securities may be backed by underlying assets as diverse and disparate as, for example, credit card debt, automobile debt, leases, royalties, senior secured loans, subordinated corporate loans, and fixed income securities, each of which has very different economic risk characteristics.
         In addition, while classification as an "industry" connotes the active production of identifiable goods and/or services, the securities at issue here are simply an asset class or type of security  much like "stocks" and "bonds" are asset classes but are not considered to be "industries."

         Based on the foregoing, the classification of mortgagebacked securities and other asset backed securities as belonging to an industry or industries is inapt. Consequently, the
         Fund believes its policy is reasonable and supported by Staff guidance.

8.       COMMENT:  In the discussion of lending following the Fund's NonFundamental
         Policies, please: (a) confirm the disclosure is the Fund's entire policy regarding lending;
         and (b) remove the phrase "as described in its SAI" (unless disclosure is added in
         RESPONSE to COMMENT 4 above).

         RESPONSE: The disclosure is the Fund's entire policy regarding lending. The phrase
         "as described in its SAI" has been removed.

---------------------------------------------------
2 Registration Form Used by OpenEnd Management Investment Companies;
Guidelines, Release No. 33 6479 (Aug. 12, 1983). Although the guidelines have been rescinded, we believe Guide 19 continues to be instructive in determining whether the Fund's policy meets the 1940 Act requirements. See also In re Charles Schwab Corp. Sec. Lit., No. C 0801510 WHA (N.D. Cal. March 30, 2010) (order re 1940 Act summary judgment motions) ("It is true that the 1940 Act did not define 'industry or group of industries.' Nor has the Commission done so except to the limited guidance it once gave by referring to standard industry classifications in its nowwithdrawn Guide 19. This order agrees, as said by the defense, that a promoter is free to define an industry in any reasonable way when it establishes a fund . . .").

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Dominic Minore, Esq.
September 8, 2011
Page 10


9.  COMMENT:  In the Individual Trustee Qualifications discussion in the SAI, please: (a)
    remove the disclosure below; and (b) acknowledge that the Staff will not grant an acceleration request made on behalf of the Trust so long as this disclosure is included in the registration statement.

    Moreover, references to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not be deemed to impose any greater responsibility or liability on any such person or on the Board by reason thereof.

    RESPONSE: The disclosure has been removed.

EXHIBITS

1.  COMMENT:  Please consider revising the legal opinion to delete reference to the highlighted portion of the following language: "when issued and sold in accordance with the Declaration of Trust and ByLaws." The opinion should opine that the Shares are legally issued in accordance with the Declaration of Trust and ByLaws.

    RESPONSE: We respectfully decline to make the suggested revision. We can only opine that shares of the Fund will be legally issued, fully paid and nonassessable under the laws of the Commonwealth of Massachusetts to the extent that they are issued in accordance with the terms of the Trust's Declaration of Trust and ByLaws. Because we
    do not control the continuous offering and issuance of the Fund's shares we cannot opine that they will always be issued in accordance with the terms of such documents and, thus, always legally issued.


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The Registrant acknowledges the Commission press release, dated June 24, 2004
("Press Release"), in which the Commission announced that, in connection with any filing upon which COMMENTs are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the COMMENT process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff COMMENTs as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff COMMENTs or changes to disclosures in RESPONSE to Commission staff COMMENTs in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

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Dominic Minore, Esq.
September 8, 2011
Page 11

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik

cc: Christopher D. Menconi, Esq. Dianne M. Sulzbach, Esq.